Mail Stop 4561

April 15, 2010

Paul M. Cofoni
Chief Executive Officer
CACI International, Inc.
1100 North Glebe Road
Arlington, Virginia 22201

      Re: CACI International, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Filed August 26, 2009
              File No. 001-31400

Dear Mr. Cofoni:

      We have completed our review of your Forms 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Stephen Krikorian
                    Accounting Branch Chief